Exhibit 99.1

RIO ALTO REPORTS 2014 THIRD-QUARTER RESULTS
Cost guidance lowered on strong performance year-to-date
Adjusted operating costs per ounce down 15% year-over-year

For Immediate Release	November 10, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM) announces that its net income for the quarter ended September 30, 2014 was $21.3 million or $0.08 per share. Cash provided by operations for the quarter amounted to $30.9 million. The World Gold Council (“WGC”) adjusted operating cost was $538 per ounce for the quarter.

Highlights for the quarter included:

  On August 5, 2014 the Company completed the acquisition of Sulliden Gold Corporation Ltd. (“Sulliden”), primarily a share deal (the “Transaction”). The main asset acquired in the Transaction was the Shahuindo Gold Project located in Peru.

  Gold produced was 56,368 ounces, of which 52,680 ounces were sold at an average realized price of $1,261 per ounce. The remaining ounces were delivered to Red Kite under the Company’s Gold Prepayment Agreement (“Prepayment”), which settled the final 3,881 notional ounces outstanding under the Prepayment.

  WGC Adjusted operating cost per ounce was $538.

  WGC All-in sustaining costs per ounce were $783.

  WGC All-in costs per ounce were $940.

  Net income amounted to $21.3 million ($0.08 per share).

  Cash provided by operations was $30.9 million.

  Capital investments amounted to $19.8 million and exploration spending was $1.7 million.

  On July 4, 2014, the Company received funds of $35 million from a loan with Banco de Credito del Peru.

  On October 23, 2014, the Yamobamba energy sub-station, which will serve La Arena, was commissioned.

  2014 Outlook:

  Production guidance increased. Modified from 200,000 to 220,000 ounces to a range of 215,000 to 225,000 ounces.

  Lowers guidance range for WGC adjusted operating costs per ounce to $575 to $600, from $629 to $695.

  Lowers guidance range for WGC all-in sustaining costs per ounce to $775 to $800, from $824 to $911.

  Lowers guidance range from WGC all-in cost per ounce to $900 to $925, from $990 to $1,094.

“Strong operational and financial performance continued at La Arena during Q3. Our management team continues to focus on the optimization of costs at the mine which has resulted in the Company beating its financial guidance for the first three quarters of the year, and we expect that this trend will continue during the remainder of 2014. As well, we are very happy to have completed the acquisition of Sulliden during Q3. Our management team looks forward to applying the experience we gained transforming La Arena into a producing gold mine to executing and delivering the timely development of the Shahuindo Gold Project,” commented Alex Black, President & CEO.

During Q3, Rio Alto closed its acquisition of Sulliden and is in the process of completing re-engineering studies to determine the capital cost and timing of the starter gold project the Company intends to build at Shahuindo during 2015. Official guidance for the timeline and capital expenditures of the Shahuindo Gold Project will be publicly released by the end of November 2014. The Company also anticipates the feasibility study for the La Arena Phase II Copper/Gold Sulphide Project by early 2015 in preparation for a new mineral resource and reserve statement for La Arena to be released during Q1 2015.

This release should be read in conjunction with Rio Alto’s Q3 2014 financial statements and related Management’s Discussion and Analysis which may be found at the Company’s website, on the SEDAR website and on the EDGAR website.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements, most particularly the timing of the started gold project at Shahuindo, the timing of results for the re-engineering studies currently planned for that property, the timing for the first gold pour at Shahuindo, and the timing for a new mineralized resource and reserve statement for La Arena. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Forward-looking statements included in this press release are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Kathryn Johnson

Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Kathryn Johnson, CFO	Alejandra Gomez, Investor Relations

Phone: 604.628.1401	Phone: 604.628.1401

Fax: 866.393.4493	Fax: 866.393.4493

Email: kathrynj@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com